FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated September 22, 2009 announcing the successful deployment of a broadband satellite Internet service for passengers of Kazakhstan’s national railway.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated September 22, 2009

Gilat deploys broadband satellite Internet service for passengers of Kazakhstan’s national railway

– First-ever train deployment for Transtelecom provides free Internet and telephony service on popular Astana-Almaty route –

Petah Tikva, Israel, September 22, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) has announced the successful deployment of a broadband satellite Internet service for passengers of Kazakhstan Temir Zholy, the national railway company of Kazakhstan. This is the first satellite-based broadband service for train passengers in the region.

Transtelecom, a government-owned telco established to meet the railway’s communications needs, selected Gilat as the satellite equipment provider for this pioneering deployment. ASTEL, a leading service provider in Kazakhstan and long-standing customer of Gilat, managed the equipment installation.

Gilat’s VSAT platform was installed on the Tulpar, the railway’s fastest train, serving the popular 1,300 km route between Almaty and the capital city of Astana. The first train providing service was completed successfully in the beginning of August. Using an auto-pointing satellite terminal installed on the roof of the train, the VSAT solution provides toll-quality VoIP telephony service and data transmission speeds of up to 2 Mbps.

Passengers onboard the Tulpar use the free broadband Internet service for email, fast web searches, streaming video content, e-commerce and other convenient applications that provide entertainment and help increase productivity during their trip. Transtelecom plans deployment of the satellite Internet service on additional trains.

Gilat’s broadband satellite communications networks have been serving the Kazakhstan market since 1998, contributing to improving the quality of life for citizens in the country’s most remote regions.

“The new broadband satellite Internet service is successfully meeting the connectivity needs of our country’s mobile workforce, tourists and other travelers,” said President of Transtelecom Mr. Mirbolat Ayupov. “Gilat’s local team of experienced professionals delivered the dedicated support required to make this service an immediate success – thus helping to increase the value of the traveling experience for our passengers.”

“The successful operation of this network demonstrates the flexibility of our VSAT technology,” said Arie Rozichner, Gilat’s Regional Vice President, Eurasia. “We look forward to serving Transtelecom, and other national railways, with additional deployments in the future that will increase the appeal of rail travel.”

Gilat’s SkyEdge and SkyEdge II multi-service platforms enable the delivery of high-quality voice, broadband data and video services for different environments including enterprises, rural networks, cellular backhaul and government network applications. Gilat’s diverse portfolio of VSATs offer service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat’s SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporate networks and cellular backhaul applications.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com